Exhibit 99(a)(1)(D)

Dear Financial Advisor,

VineBrook Homes Trust, Inc. (the “Company,”) is offering to purchase up to $30 million, or 909,090 shares, of its Class A common stock, par value $0.01 per share (the “Shares”), at a price equal to $33.00 per Share in cash (the “Offer Price”). The Offer to Purchase and the Letter of Transmittal constitute the “Offer.” The Offer is intended to provide flexibility for investors with near-term liquidity needs, which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity. Unless extended or withdrawn, the Offer will expire at 5:00 P.M. Eastern Time on October 5, 2026.

There has never been a public trading market for the Shares, and historically stockholders have had access to liquidity only by means of the Company’s amended and restated share repurchase plan (the “Share Repurchase Plan”) and through LODAS Securities, LLC’s market making service. Since December 2022, share repurchases have been suspended under the Share Repurchase Plan, generally subject to exceptions in the case of death, disability or similar extenuating hardship. The Company is making the Offer in order to provide limited liquidity to stockholders, who have generally not had liquidity since repurchases under the Share Repurchase Plan were suspended.

It is important to note that the Company believes it continues to make meaningful progress executing its long-term strategy, including expanding into newer build-to-rent communities, making substantial improvements to its capital stack and debt maturity profile, and enhancing portfolio quality and cash flow generation. As such, management remains optimistic about the Company’s future and continues to pursue longer-term liquidity opportunities. For shareholders who do not require immediate liquidity, the Company believes VineBrook’s value creation strategy remains intact.

In evaluating the terms of the Offer, the Company’s management and the Board of Directors of the Company (the “Board”) considered many factors in an attempt to match anticipated demand for liquidity with available funds. The factors weighing most heavily on the size of the Offer were the number of stockholder requests for liquidity since suspension of Share repurchases under the Share Repurchase Plan, the number of Shares bought and sold on LODAS Securities, LLC since such suspension, the number of requests for hardship redemptions and the Company’s available liquidity. In establishing the terms of the Offer, the Company’s management and the Board also considered the Company’s need for capital and alternative uses of the Company’s cash at this time, including the potential repayment of outstanding indebtedness, and determined that the size of the Offer struck an appropriate balance with alternative uses of the Company’s cash such that the Offer was in the best interests of the Company and its stockholders.

In determining the purchase price for the Offer, the Board and management considered the most recent net asset value (“NAV”) per Share, the prices that LODAS Securities, LLC has advised us Shares have traded between stockholders through its market making service, the prices at which the Company’s publicly traded single-family real estate investment trust peers, American Homes 4 Rent (NYSE: AMH) and Invitation Homes, Inc. (NYSE: INVH) have traded on the New York Stock Exchange relative to their estimated NAVs per share, the limited liquidity for the Shares and other relevant factors.

On August 14, 2026, the Pricing Committee of the Board determined that the Company’s NAV per Share on a fully diluted basis was $52.68 as of June 30, 20261. The $33.00 per Share Offer Price is 62.6% of the Company’s most recent NAV per Share as of such date.

1 For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the Company’s NAV per Share, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 as filed with the SEC on March 11, 2026 (the “Annual Report”) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 as filed with the SEC on August 14, 2026. Please note that the Company’s most recently published NAV per Share of $52.68 is as of June 30, 2026 and was calculated as of a specific date. The value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to developments and movements in the real estate and capital markets generally, including, without limitation, changes in interest rates. These risks have not been priced into the Company’s NAV per Share. There is no assurance of the extent to which the most current valuation should be relied upon for any purpose after its effective date. See “Item 1A. Risk Factors” in the Company’s Annual Report for additional risks related to the Company’s NAV per Share.

While the Board has approved the Offer, none of the Company, the Board, LODAS Transfer, LLC, as the Depositary and Paying Agent, RBC Capital Markets, LLC, as the Dealer Manager, or NexPoint Securities, Inc., as the Information Agent, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

For additional information, please access the Company’s filings with the Securities and Exchange Commission (the “SEC”) related to this matter, which are available on the SEC’s website at www.sec.gov.

Please follow the link below if you would like to see copies of the letter that will be mailed to stockholders regarding the Offer, the Schedule TO relating to the Offer, the Offer to Purchase and the Letter of Transmittal, all of which have been filed with the SEC and are also available for free on the Company’s website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources.

Sincerely,

NexPoint Securities, Inc.

Cautionary Note Regarding Forward-Looking Statements

The foregoing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “continue,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. In particular, statements regarding the Company’s intent to provide flexibility for investors which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity, the Company’s long-term strategy and the Company’s pursuit of longer-term liquidity opportunities. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect actual results, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, those described in greater detail in the Company’s filings with the SEC, particularly those described in the Company’s Annual Report and Quarterly Reports on Form 10-Q. Accordingly, there is no assurance that the Company’s expectations will be realized.

Forward-looking statements in the foregoing reflect the Company management’s view only as of the date of this email, and may ultimately prove to be incorrect. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.